UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-38657

LAIX Inc.

3/F, Building B, No. 1687 Changyang Road, Yangpu District

Shanghai, 200090

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Chief Financial Officer Resignation

Ms. Bin Yu resigned from her position as the chief financial officer of LAIX Inc. (the “Company”), effective January 16, 2020, and will serve as a financial consultant of the Company going forward. The Company is conducting a search to identify chief financial officer candidates. During the transition period, Dr. Yi Wang, the chairman of the board of directors and chief executive officer of the Company, will oversee the Company’s financial and reporting matters until the replacement is found.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAIX Inc.

By:	/s/ Yi Wang
Name:	Yi Wang
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: January 17, 2020